Exhibit 99.1

ELBIT VISION SYSTEMS LTD.

NOTICE OF

ANNUAL GENERAL MEETING

AND

PROXY STATEMENT

May 2, 2016

ELBIT VISION SYSTEMS LTD.

NOTICE OF
ANNUAL GENERAL MEETING OF THE COMPANY’S SHAREHOLDERS
MAY 2, 2016

Notice is hereby given that an Annual General Meeting of the Shareholders (the “Meeting”) of Elbit Vision Systems Ltd. (the “Company”) will be held at the Company's offices at 7 Bareket St, Industrial Park Caesarea, Israel, on May 2, 2016, at 2:00 P.M (local time), for the following purposes:

1.	To elect five (5) new directors for the coming year.

2.
To approve a reverse share split of the Company’s Ordinary Shares at an exchange ratio of not less than 1-for-5 and not more than 1-for-30 and to authorize our Board of Directors, in its discretion, to direct the Company's management to implement such reverse share split at an exchange ratio within this range within nine months following the Meeting and to amend the Articles of Association of the Company accordingly.

3.
To approve (i) re-appointment of Brightman as the independent public accountants for the year ending December 31, 2015 and (ii) to authorize the Audit Committee to fix the remuneration of the Company’s independent public accountants in accordance with the volume and nature of their services.

4.	To present to the shareholders, the financial statements of the Company for the fiscal year ending December 31, 2014.

Shareholders of record at the close of business on March 28, 2016 will be entitled to notice of, and to vote at, the Meeting.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors,
Elbit Vision Systems Limited
Date: April 1, 2016

PROXY STATEMENT
_________

ELBIT VISION SYSTEMS LTD.
Bareket 7, Industrial Park Caesarea
P.O.B 3047, Caesarea, Israel
________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

May 2, 2016

The enclosed proxy is being solicited by our Board of Directors (the “Board”) for use at our annual general meeting of shareholders (the “Meeting”) to be held at the Company's offices at 7 Bareket St, Industrial Park Caesarea, Israel, on May 2, 2016 at 2:00 PM (local time) or at any adjournment thereof. The record date for determining which of our shareholders is entitled to notice of, and to vote at, the Meeting is established as of the close of business on March 28, 2016. On the date hereof, we have outstanding and entitled to vote 93,383,909 of our ordinary shares, nominal value 1.00 New Israeli Shekel (“NIS”) each (the “Ordinary Shares”).

The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the meeting. We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about 30 days prior to the meeting. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of the proposals or against the proposals or may abstain from voting on the proposals. Shareholders should specify their choice on the accompanying proxy card. If no specific instructions are given with respect to the matter to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. We are not aware of any other matters to be presented at the meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to: Corporate Secretary, Elbit Vision Systems Ltd., Bareket 7, Industrial Park Caesarea, P.O.B 3047, Caesarea, Israel.

Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more shareholders present, in personal or by proxy, who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to May 9, 2016, at the same hour and place, without it being necessary to notify our shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, the persons present in person or by proxy, shall constitute a quorum.

Each of the Proposals to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding our Ordinary Shares amounting, in the aggregate, a majority of the votes actually cast with respect to such proposal.

For details concerning the compensation granted to the Company's five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2014, see the Company's annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2015.

PROPOSAL 1 OF THE MEETING

ELECTION OF DIRECTORS

Our Board has designated the persons named below for election to serve until the next Annual General Meeting of our shareholders. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “For” the election of the directors listed below (as a group). If any of such directors is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election/re-election of such other nominee/director as the Board may propose. The following nominees have advised the Company that they will to serve as directors upon election.

The following provides certain relevant information concerning the directors, including their principal occupation during at least the past five years.

Director                  Age                        Principal Occupation

Josef Ran 68
has served as president and CEO of the Company from 1998 until 2000 after being VP of Elbit Systems for many years and managing several companies in the Elbit group. He was elected as a director on April 28, 2013, selected as Chairman of the Board of Directors on May 16, 2013 and re-elected for service as a director by our annual general meeting on January 12, 2015 for additional term until our next annual general meeting. Mr. Ran currently serves as a member of the advisory board of Plasan Sasa Ltd., a company specializing in the field of composite materials and survivability systems, and as the active Chairman of TorTech Nano Fibers Ltd., a subsidiary of Plasan Sasa, established for the developments and manufacture of an innovating material in the field of carbon nano-fiber. Mr. Ran also currently manages JRC (Ran) Ltd., a turn-around and investment banking company established by him. Since 2009 Mr. Ran has served as an active chairman of Palbam Ltd. (Stainless Steel) Quality Ltd., a company operating in the field of SS metal work and magnesium. Since 2001 Mr. Ran has served as a partner in Magna B.S.P. Ltd., a company specializing in sensitive 3D security cameras. From 2007 until 2011, Mr. Ran served as the active chairman of Cabiran (1991) Ltd., an aluminum “Lost Wax” method casting house, and from 2007 until 2009, Mr. Ran served as the active chairman of Bental Industries Ltd., a producer of power and motion components. From 2000 until 2007 Mr. Ran served as an active chairman of Plasan Sasa. From 2006 until 2014 Mr. Ran served as a Strategic Advisor to the Israeli Chief Scientist at the Ministry of Economy.

Sam Cohen 49
joined the company in 2003 and has served as our chief executive officer and director since June 2010 and was re-elected for additional one-year terms since. On January 12, 2015, Mr. Cohen was re-elected for service as a director by our annual general meeting for additional term until our next annual general meeting. From June 2010 until March 2012, Sam Cohen was also chairman of our board of directors. In 1993 Mr. Cohen was a key figure in the establishment of our U.S. subsidiary where he served as Operations Manager, Technical Director, Regional Sales Manager and Senior Marketing Manager. Prior to joining the company, Mr. Cohen served as VP of Sales and Marketing at OptiTex, a company specializing in innovative 2D and 3D CAD/CAM fashion design software. Mr. Cohen has held R&D roles in several Israeli firms, including Play-Tech and Romtech. Mr. Cohen holds a B.A. in Business Administration from Southern Wesleyan University, USA.

Yaron Menashe 40
has served as our chief financial officer since December 2006. Mr. Menashe has served as a director of the company since June 2010 and was re-elected for additional one-year terms since. On January 12, 2015, Mr. Menashe was re-elected for service as a director by our annual general meeting for additional term until our next annual general meeting. Between the years 2000 and 2003, Mr. Menashe worked as a senior auditor at KPMG. Mr. Menashe holds a bachelor's degree in economics and accounting from the Haifa University, Israel and is a Certified Public Accountant in Israel.

Yaky Yanay 46
was elected to our board of directors in July 2010 and was re-elected for additional one-year terms since. On January 12, 2015, Mr. Yanay was re-elected for service as a director by our annual general meeting for additional term until our next annual general meeting. From 1999 until 2002, Mr. Yanay worked as a manager at Ernst &Young Israel. From 2002 until 2006, Mr. Yanay served as our chief financial officer. From 2006 and until February 2014 and from March 2013 and until February 2014, Mr. Yanay served as the chief financial officer and Executive Vice President, respectively of Pluristem Therapeutics, Inc. (NasdaqCM: PSTI), a biotechnology company specializing in the research and development of cell therapy products for the treatment of various disorders. Since February 2014, Mr. Yanay serves as the President and Chief Operating Officer of Pluristem. Mr. Yanay holds a Bachelor of Business Administration and Accounting from the College of Management and he is a Certified Public Accountant in Israel.

Natan Avisar 50
has served on our Board since May 1 2014. Since 2012, Mr. Avisar has served as the chief executive officer of Aga Holdings, a private equity investment company specializing in real estate projects in Europe and the United States, and investments in international trading and manufacturing companies. From 2006 until 2012 Mr. Avisar served as the executive vice president of operations of Divatex Home Fashions Inc., a major distributer of bed linen products in the United States. From 2003-2005, Mr. Avisar was a senior vice president, Finance and Operations, of Scitexvision America , the holding company of Scitex Ltd. (OTCM: SCIXF; TASE: SCIX TA). Mr. Avisar has an LLB and BA in Accounting and Economics from the University of Tel Aviv, Israel.

Our articles of association specify that the number of directors will be at least two but not more than nine.

The shareholders of the Company are requested to adopt the following resolution:

RESOLVED to approve the election of Messrs. Josef Ran, Sam Cohen, Yaron Menashe, Yaky Yanay and Natan Avisar to serve as directors of the Company for the coming year until the next annual general meeting of the Company’s shareholders.

The election of the above named directors requires the affirmative vote of a majority of the Ordinary Shares represented at the Meeting and voting on this proposal.

PROPOSAL 2 OF THE MEETING

APPROVE A REVERSE SHARE SPLIT OF THE COMPANY’S ORDINARY SHARES EFFECTIVE
ON THE DATE TO BE ANNOUNCED BY THE COMPANY AND CORRESPONDING AMENDMENT
TO ARTICLE 7 OF THE COMPANY’S ARTICLES OF ASSOCIATION

Purpose of the Reverse Share Split:

Our Ordinary Shares were delisted from the Nasdaq SmallCap market in November 2003 due to our failure to comply with the $2.5 million minimum shareholder equity requirement, and our shares are currently traded on the OTCQB. While our market cap is now significantly greater than the minimum shareholder equity requirement of the Nasdaq Capital Market, given our current share price, we are unable to list on the Nasdaq Capital Market and our Ordinary Shares are deemed to be “penny stock” as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934. Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks and are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor. These and other requirements relating to the trading of penny-stocks have lead to certain broker/dealers in Israel refusing to take trades in our shares. This has made it more difficult for our shareholders to sell shares to third parties or to otherwise dispose of them.

We believe that a reverse split is advisable in order to make our Ordinary Shares a more attractive investment for large US institutional investors (many of whom do not regularly invest in stocks trading below $5.00 per share) and to allow for a possible return of the Ordinary Shares to the Nasdaq Capital Market, which would require a minimum bid price of $3.00 per share. We therefore seek approval of the shareholders to effect a reverse share split of our outstanding Ordinary Shares within a range of 1:5 to 1:30 and to amend our Articles of Association to effect such reverse split.  If this proposal is approved, then the Board will have the authority to decide, within nine months of the Meeting, whether to implement the reverse share split and the exact ratio for the reverse split within this range if it is to be implemented.  If the reverse split is implemented, the number of authorized as well as the issued and outstanding Ordinary Shares shall be reduced in accordance with the exchange ratio selected by the Board.

We believe that listing on the Nasdaq Capital Market will enable our company to maintain greater access to the public capital markets and will afford our shareholders greater liquidity with respect to their shareholdings in our company and enhance our ability to secure additional financing if required. Accordingly, the Board recommends that the shareholders approve the reverse share split as described above on a date to be announced by the Company and authorize the Company to amend the Articles of Association accordingly.

 If the reverse share split is approved by our shareholders and implemented by our Board, we will issue a press release announcing the effective date of the reverse share split and will amend the Articles of Association to effect such reverse split. As a result of the reverse split, the total number of Ordinary Shares outstanding and the authorized shares will be reduced and the par value per share will be increased proportionately. For example if the reverse share split is approved and the Board proceeds with a reverse split of 1:21, then the 93,383,909, par value NIS 1 per share, outstanding, will be reduced to 4,446,853 million share. Since the total issued principle amount of the share capital remains the same after the split, the par value per share in this example would be increased from NIS 1 to NIS 21 per share.

While our Board believes that the potential advantages of a reverse share split outweigh any actual or potential disadvantages, if we effect a reverse share split there can be no assurance that:

a)	our Ordinary Shares will trade at a price in proportion to the decrease in the number of outstanding Ordinary Shares resulting from the share split;

b)	the liquidity of our Ordinary Shares will not be adversely affected by the reduced number of shares that would be outstanding and available for trading after the reverse share split;

c)	engaging in a reverse share split will not be perceived in a negative manner by investors, analysts or other share market participants; or

d)
the reverse share split will not result in some shareholders owning “odd-lots” of less than 100 Ordinary Shares, potentially resulting in higher brokerage commissions and other transaction costs than the commissions and costs of transactions in “round-lots” of even multiples of 100 shares.

The exercise price and the number of shares issuable pursuant to outstanding options and warrants will be adjusted pursuant to the terms of such instruments in connection with such a reverse share split. Therefore, and using the above example, if the reverse share split is approved and the Board proceeds with  a reverse split of 1: 21, then for every 21 old Ordinary Shares previously issuable upon exercise of the options or warrants, the holders of these convertible securities will, upon exercise thereof receive one Ordinary Share of NIS 21 par value, for the same aggregate amount of consideration paid.

Fractional Shares

No fractional shares will be issued as a result of the reverse-split. Instead, all fractional shares will be rounded up to the next whole number of shares.

Certain U.S. Federal Income Tax Consequences

Generally, the reverse share split will not result in the recognition of gain or loss for U.S. federal income tax purposes. The total adjusted tax basis of the aggregate number of new Ordinary Shares will be the same as the total adjusted basis of the aggregate number of Ordinary Shares held by a shareholder immediately prior to the reverse share split and the holding period of the Ordinary Shares after the reverse share split will include the holding period of the Ordinary Shares held prior to the reverse share split, to the extent applicable. No gain or loss will be recognized by the Company as a result of the reverse share split.

Certain Israeli Tax Consequences

The following discussion summarizing certain Israeli income tax consequences is based on the Israeli Income Tax Ordinance and the policy of the Israeli Tax Authority (“ITA”) as currently in place, and is for general information only. Shareholders are urged to consult their own tax advisors to determine the particular consequences to them.

Generally, a reverse share split will not be viewed for Israeli tax purposes as a sale of the Ordinary Shares held by each shareholder, subject to the fulfillment of certain conditions, including all of the following terms: the reverse share split shall apply the same conversion ratio for all of the shares and all of the shareholders; there will be no change in the shareholders’ rights (whether in their voting rights or rights for profits) as a result of the reverse share split; the reverse share split shall not include any consideration or economic benefit or any compensation (whether by cash or by cash equivalents) paid or accrued to the shareholders or to the company; the economical value of all of the issued shares shall not be affected by the reverse share split; and the reverse share split shall not result in any change excluding the amount of the issued shares.

Since we will implement a rounding up or down mechanism for fractional share that results from the reverse share split either up or down, to the nearest whole Ordinary Share, the Company intends to apply to the ITA for a ruling that no gain or loss will be recognized with respect to Ordinary Shares issued as a result of such rounding up.

THE U.S. AND ISRAELI TAX CONSEQUENCES OF THE REVERSE SHARE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF A REVERSE SHARE SPLIT.

Exchange of Share Certificates

Shortly after the reverse share split becomes effective, each holder of an outstanding certificate representing Ordinary Shares will receive from American Stock Trust and Transfer Company, LLC, our exchange agent (the (“Exchange Agent”), instructions for the surrender of such certificate to the Exchange Agent. Such instructions will include a form of Transmittal Letter to be completed and returned to the Exchange Agent. As soon as practicable after the surrender to the Exchange Agent of any certificate that prior to the effective date of the reverse share split represented Ordinary Shares, together with a duly executed Transmittal Letter and any other documents the Exchange Agent may specify, the Exchange Agent shall deliver to the person in whose name such certificate had been issued certificates registered in the name of such person representing the whole number of Ordinary Shares into which the Ordinary Shares previously represented by the surrendered certificate shall have been reclassified.

Until surrendered as contemplated herein, each certificate that immediately prior to the reverse share split represented any Ordinary Shares shall be deemed at and after the reverse share split to represent the whole number of Ordinary Shares contemplated by the preceding sentence. Each certificate representing Ordinary Shares issued in connection with the reverse share split will continue to bear any legends restricting the transfer of such shares that were borne by the surrendered certificates representing the Ordinary Shares.

No service charges, brokerage commissions or transfer taxes shall be payable by any holder of any certificate that prior to approval of the reverse share split represented any Ordinary Shares, except that if any certificates for Ordinary Shares are to be issued in a name other than that in which the certificates for Ordinary Shares surrendered are registered, it shall be a condition of such issuance that (i) the person requesting such issuance shall pay to the Company any transfer taxes payable by reason thereof (or prior to transfer of such certificate, if any) or establish to the satisfaction of the Company that such taxes have been paid or are not payable, (ii) such transfer shall comply with all applicable federal and state securities laws, and (iii) such surrendered certificate shall be properly endorsed and otherwise be in proper form for transfer.

Our Board will present the following resolution for adoption at the Meeting:

“RESOLVED, to approve a reverse share split of the Company’s Ordinary Shares at an exchange ratio of not less than 1-for-5 and not more than 1-for-30, effective on the date to be announced by the Company within nine months following the date of the Meeting, and a corresponding amendment to the Company's Articles of Association.”

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the reverse share split and to amend the Articles of Association accordingly.

Our Board recommends that the shareholders vote “FOR” the approval of a reverse share split and the amendment of the Articles of Association as described,

PROPOSAL 3 OF THE MEETING

APPROVE THE APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS FOR THE YEAR
ENDING DECEMBER 31, 2015

The Company’s Audit Committee has nominated the accounting firm of Brightman Almagor, Zohar & Co., a member of Deloitte Touche Tohmatsu, as the independent public accountants of the Company for the year ending December 31, 2015.

The shareholders of the Company are requested to adopt the following resolution:

RESOLVED, to (i) approve the appointment of Brightman as the independent public accountants for the year ending December 31, 2015, and (ii) to authorize the Company’s Audit Committee to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.

Approval of the above resolution requires the affirmative vote of a majority of the Ordinary Shares represented at the Meeting and voting on this proposal.

RECEIPT OF THE COMPANY’S CONSOLIDATED BALANCE SHEET AS OF
 DECEMBER 31, 2014 AND THE CONSOLIDATED STATEMENT OF
 INCOME FOR THE YEAR THEN ENDED

The Board approved the Company's Annual Report on Form 20-F for the year ended December 31, 2014 (“Annual Report”), including the Company's 2014 audited consolidated financial statements (the “Financial Statements”) which may be viewed at the Company's offices during normal business hours or as part of the Company’s Annual Report filed on the SEC website: www.sec.gov.

The Company's financial officer and external accountant-auditor will attend the Meeting and present the Financial Statements. They will be available to respond to questions raised during the Meeting. In accordance with Section 60(b) of the Companies Law you are invited to discuss the Financial Statements, and questions regarding the Financial Statements may be addressed to the Company's financial officer and independent public accountants.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned 24 hours prior to the time appointed for the Meeting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of the proposals described in this proxy statement.

_____________________________

By Order of the Board of Directors

_____________________________

Date: April 1, 2016.